UNITED STATES
                     SECURITIES AND EXCHANGE
                           COMMISSION
                     Washington, D.C. 20549
                    ------------------------

                            FORM 11-K
                     -----------------------


(Mark One)
[  X  ]      Annual  Report  Pursuant to  Section  15(d)  of  the
Securities Exchange Act of 1934

           For the fiscal year ended December 31, 2005

                               OR

[    ]  Transition  Report  Pursuant  to  Section  15(d)  of  the
Securities Exchange Act of 1934

 For the transition period from ____________ to ________________

                  Commission File Number 1-7159


                     THE ARUNDEL CORPORATION
                 PROFIT SHARING AND SAVINGS PLAN
                    (full title of the plan)


                  FLORIDA ROCK INDUSTRIES, INC.
   (Name of issuer of the securities held pursuant to the plan)

                      155 East 21st Street
                   Jacksonville, Florida 32206
 (Address of issuer's principal executive offices and address of the plan)

TABLE OF CONTENTS
---------------------------------------------------------------
                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM       3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004
 AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

 Statements of Net Assets Available for Benefits              4

 Statements of Changes in Net Assets Available for Benefits   5

 Notes to Financial Statements                               6-12

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:

 Schedule H, Line 4(i)-Schedule of Assets Held for Investment
 Purposes                                                      13

EXHIBIT 23.1 - Consent of KPMG LLP

Report of Independent Registered Public Accounting Firm

Administrative Committee
The Arundel Corporation Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Arundel Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 29, 2006
Jacksonville, Florida
Certified Public Accountants

                     THE ARUNDEL CORPORATION
                 PROFIT SHARING AND SAVINGS PLAN

         Statements of Net Assets Available for Benefits

                   December 31, 2005 and 2004


                                                  2005          2004
                                                  ----          ----
Assets:
 Investments at fair value:
   Mutual  funds                               $  7,095,649   7,322,997
   Lifestyle funds                                   93,606      79,824
   Common stock of the Company and affiliate        888,672     646,436
   Participant loans                                430,033     480,189
                                                 ----------   ---------
              Total investments                   8,507,960   8,529,446
                                                 ----------   ---------


 Receivables:
    Employer contributions                              ---       2,014
    Participant contributions                           ---       8,243
    Dividends receivable                             10,984       3,979
                                                  ---------    --------
              Total  receivables                     10,984      14,236
                                                  ---------    --------
 Cash                                                 1,357          39
                                                  ---------    --------
         Net assets available for benefits     $  8,520,301   8,543,721
                                                 ==========   =========


See accompanying notes to financial statements.

                     THE ARUNDEL CORPORATION
                 PROFIT SHARING AND SAVINGS PLAN

   Statements of Changes in Net Assets Available for Benefits

             Years ended December 31, 2005 and 2004


                                                      2005       2004
                                                      ----       ----
Additions to net assets attributed to:
 Investment income:
    Net appreciation in fair value of investments  $ 349,219   750,884
    Dividends and interest                           300,197   210,778
                                                    --------   -------
           Total investment income                   649,416   961,662

Contributions:
    Employer                                          55,235    56,883
    Participants                                     276,012   279,904
                                                    --------   -------
           Total contributions                       331,247   336,787
                                                    --------   -------
           Total additions                           980,663 1,298,449
                                                    -------- ---------
Deductions from net assets attributed to:
    Benefits paid to participants                  1,000,778   893,876
    Participant loan fees                              3,305     4,445
                                                   ---------  --------
           Total deductions                        1,004,083   898,321
                                                   ---------  --------
           Net (decrease) increase                   (23,420)  400,128

Net assets available for benefits:
   Beginning  of  year                             8,543,721 8,143,593
                                                   --------- ---------
   End of Year                                   $ 8,520,301 8,543,721
                                                  ========== =========

See accompanying notes to financial statements.

                     THE ARUNDEL CORPORATION
                 PROFIT SHARING AND SAVINGS PLAN

                  Notes to Financial Statements

                   December 31, 2005 and 2004


(1)  Description of the Plan

     The following description of The Arundel Corporation Profit
     Sharing   and  Savings  Plan  (the  Plan)  provides  only  general
     information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan established by The Arundel Corporation, a wholly owned subsidiary of Florida Rock Industries, Inc. (the Company), effective June 23, 1984. The Plan is not accepting any new participants and only those permanent non-union employees of the Company and its subsidiaries who elected to remain in the Plan on or prior to January 1, 1996, will continue to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Plan Administration

          The Plan is administered by the Company. The Plan Trustee is Sun Trust Bank, N.A. With the exception of participant loan fees, all administrative expenses are paid by the Trustee out of the Plan's gross investment income, unless the Company, at its discretion, agrees to pay such expenses.

     (c)  Contributions

          Plan participants may elect to contribute a portion of their annual pre-tax compensation, as defined in the Plan document, as follows:

                                                 Deferral
                                                percentage
                                                ----------
           Non-highly compensated employees     1% to 100%
           Highly compensated employees         1% to 15%


       The Company provides a matching contribution of 50% of the first 3% of a participant's annual pre-tax compensation.

       The Company may provide an annual profit sharing contribution to the Plan in an amount determined by the Board of Directors.

       All contributions are subject to the limitations set forth in the Internal Revenue Code (IRC).

   (d)  Vesting

       Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and profit sharing contributions is based on years of service as follows:

                                                     Vested
                                                   percentage

                  Years of service:
                        1                             0%
                        2                            25%
                        3                            50%
                        4                            75%
                        5                           100%


       However, a participant will become fully vested in the Company's contributions if, while employed by the Company, the participant dies, becomes disabled or reaches Early Retirement Age (defined as age 59-1/2 by the Plan document).

   (e)  Participant Accounts

       Each participant's account is credited with the participant's contributions, their portion of the Company's matching and profit sharing contributions, and investment earnings. Allocation of the Company's profit sharing contributions are based on a percentage of the participant's Included Compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   (f)  Participant Loans

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their account balance. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the time plus 1%. Principal and interest are paid over a stipulated period of time.

   (g)  Payment of Benefits

       Upon termination of service due to death, disability or retirement, a participant or beneficiary receives a lump-sum amount equal to the value of the participant's vested account interest.

   (h)  Forfeitures

       The nonvested portion of the Company contributions of a terminated participant shall be forfeited as of the date the vested portion is distributed or after the participant has incurred five consecutive one-year breaks in service. Other conditions of forfeiture allocations and restoration are defined within the Plan document. In accordance with the provisions of the Plan document, forfeitures are utilized first to pay Plan expenses. Any remaining forfeitures will be used to reduce future employer matching contributions.

   (i)  Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in all of their accounts.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are presented on the accrual basis of accounting.

     (b)  Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Common stock is valued based on quoted market prices at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     (c)  Benefit Payments

          Benefits are recorded when paid.

     (d)  Use of Estimates

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)  Investments

     The Plan's investments are held in a bank-administered trust fund. All of the Plan's investments are participant directed and participants may change among the available investment options at any time. All participants who have not made an investment election are deemed to have elected to have contributions made to their accounts invested in the STI Classic Prime Quality Money Market Fund.

     A description of each available investment held by the Plan at December 31, 2005 is provided below:

       Chase Growth Fund - the Fund seeks growth of capital by investing primarily in common stocks of domestic companies with large market capitalization of $10 billion and above.

       Federated Kaufmann Fund - the Fund seeks capital appreciation by investing primarily in stocks of small and medium-sized companies that are traded on national security exchanges, NASDAQ and the over-the-counter market. Up to 25% of its net assets may be invested in foreign securities.

       Fidelity Advisor Inflation Protected Bond Fund - the Fund seeks a total return that exceeds the rate of inflation over the long term. Normally, the Fund invests in at least 80% of assets in inflation protected debt securities.

       Longleaf Partners Fund - the Fund seeks long-term capital growth. Under normal circumstances, the fund invests in the equity securities of a limited number of mid and large capitalization companies.

       STI Classic Prime Quality Money Market Fund - the Fund seeks to provide as high a level of current income as is consistent with preservation of capital and liquidity by investing exclusively in high quality money market instruments.

       T. Rowe Price Capital Appreciation Fund - the Fund seeks maximum long-term capital appreciation by investing primarily in common stocks, but may also hold fixed income and other securities to help preserve principal value in uncertain or declining markets.

       T. Rowe Price Equity Income Fund - the Fund seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stock of established companies. The Fund normally invests primarily in the common stocks of well-established companies paying above-average dividends.

       T. Rowe Price Growth Fund - the Fund seeks to provide long-term capital growth and secondarily, increasing dividend income by investing primarily in the common stocks of well-established growth companies.

       T. Rowe Price New Horizons - the Fund seeks long-term capital growth by investing primarily in common stocks of small, rapidly growing companies.

       T. Rowe Price U.S. Treasury Intermediate Fund - the Fund seeks a high level of income consistent with maximum credit protection and moderate fluctuation in principal. The Fund invests primarily in U.S. Treasury securities, which are backed by the full faith and credit of the federal government.

       Templeton Foreign Fund - the Fund seeks long-term capital growth. Under normal market conditions, the fund invests primarily in the equity securities of companies located outside the U.S., including emerging markets.

       Vanguard 500 Index Fund - the Fund seeks to match the performance of the S&P 500 Index, which is dominated by the stocks of large U.S. companies. The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that make up in the Index.

       Aggressive Option Fund - the Fund is designed to achieve long-term capital appreciation with current income as a secondary goal. Over the long-term, this Fund should experience higher rates of return along with increased volatility.

       Moderate Option Fund - the Fund is designed to achieve reasonable, but relatively stable investment growth. Over the long-term, this Fund should experience moderate rates of return along with average volatility.

       Conservative Option Fund - the Fund is designed to preserve principal while seeking current income. Over the long-term, the fund should experience modest rates of return with reduced volatility.

       Florida Rock Industries, Inc. Common Stock - A portfolio of Florida Rock Industries, Inc. common stock.

       Patriot  Transportation  Holding,  Inc.  Common  Stock   -   A
       portfolio of Patriot Transportation Holding, Inc. common stock.

   Underlying investments that represent 5% or more of the Plan's net assets consisted of the following at December 31, 2005:

                                               Units       Fair Value
                                               -----       ----------
  Investments at fair value as
  determined by quoted market price:
     Mutual funds:
     Chase Growth Fund                        55,556      $ 1,077,786
     Longleaf Partners Fund                   18,744          580,506
     STI Classic Prime Quality Money
      Market Fund                          1,594,354        1,594,354
     T. Rowe Price Equity Income Fund         60,953        1,579,913
     T. Rowe Price New Horizons Fund          25,724          816,480

    T. Rowe Price U.S. Treasury
     Intermediate Fund                       207,180        1,102,197
   Common stock:
Florida Rock Industries Inc. Common Stock     13,898          681,850


   Underlying investments that represent 5% or more of the Plan's net assets consisted of the following at December 31, 2004:

                                              Units       Fair Value
                                              -----       ----------
  Investments at fair value as
  determined by quoted market price:
     Mutual funds:
     Chase Growth Fund                        75,744     $ 1,319,455
     T. Rowe Price New Horizons Fund          26,904         786,679
     Longleaf Partners Fund                   19,827         620,996
     T. Rowe Price Equity Income Fund         66,571       1,770,125
     T. Rowe Price U.S. Treasury
      Intermediate Fund                      235,433       1,283,108
     STI Classic Prime Quality Money
      Market Fund                          1,143,590       1,143,590
   Common stock:
     Florida Rock Industries Inc.
      Common Stock                            10,859         646,436


   The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2005 and 2004 as follows:

                                                2005        2004
                                                ----        ----
        Mutual funds                       $ 134,258      493,040
        Option funds                           3,425        7,241
        Common stock of Company's
          parent and affiliate               211,536      250,603
                                            --------     --------
                                           $ 349,219      750,884
                                            ========     ========

(4)  Forfeitures

     There were no forfeitures during 2005 and 2004 and no unallocated forfeiture amount at December 31, 2005 and 2004.

(5)  Parties-in-Interest

     Certain Plan investments are either shares of mutual funds managed by the Trustee, common stock of the Company's parent or affiliates, or participant loans and are therefore considered to be transactions with parties-in-interest. Dividends on Florida Rock Industries, Inc. and affiliates common stock totaled $8,823 and $19,117 during 2005 and 2004, respectively. During 2005 and 2004, all administrative expenses of the Plan, with the exception of participant loan fees, were paid by the Company.

(6)  Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated May 27, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. As the Plan has not been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Risks and Uncertainties

    The Plan invests in various securities including mutual funds, U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(8) Untimely Remittance

    During 2004, the Company did not remit $21,828 in participant contributions within the prescribed time frames required by DOL Regulation 2510.3-102. The Company filed Form 5530 with the IRS and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

(9) Reconciliation to Form 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2004:


   Net assets available for benefits per the financial statements    $8,543,721
   Contributions receivable at December 31, 2004                        (10,257)
   Dividends receivable at December 31, 2004                             (3,979)
                                                                      ----------
   Net assets available for benefits per the Form 5500               $8,529,485
                                                                      ==========

   The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended
   December 31, 2004:

   Total investment income per the financial statements              $  961,662
   Dividends receivable at December 31, 2004                             (3,979)
                                                                      ----------
   Total investment income per Form 5500                             $  957,683
                                                                      ==========

   The  following  is  a  reconciliation  of  contributions  per  the
   financial  statements  to  the  Form  5500  for  the  year   ended
   December 31, 2004:

   Total contributions per the financial statements                  $  336,787
   Contributions receivable at December 31, 2003                          7,960
   Contributions receivable at December 31, 2004                        (10,257)
                                                                      ----------
   Total contributions per Form 5500                                 $  334,490


   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2005:

   Net assets available for benefits per the financial statements    $8,520,301
   Dividends receivable at December 31, 2005                            (10,984)
                                                                      ----------
   Net assets available for benefits per the Form 5500               $8,509,317
                                                                      ==========


   The following is a reconciliation of contributions per the financial statements to the Form 5500 at December 31, 2005:


   Total contributions per the financial statements                   $ 331,247
   Contributions receivable at December 31, 2004                         10,257
                                                                       --------
   Total contributions per Form 5500                                  $ 341,504
                                                                       ========


   The  following  is a reconciliation of investment income  per  the
   financial  statements  to  the  Form  5500  for  the  year   ended
   December 31, 2005:

   Total investment income per the financial statements                $649,416
   Dividends receivable at December 31, 2004                              3,979
   Dividends receivable at December 31, 2005                            (10,984)
                                                                        --------
   Total investment income per Form 5500                               $642,411
                                                                        =======


                     THE ARUNDEL CORPORATION
                 PROFIT SHARING AND SAVINGS PLAN
                       SUPPLEMENT SCHEDULE

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

                        December 31, 2005

                                                                 Fair
                                                  Units          Value
                                                  -----          -----
Mutual funds:
 Chase Growth Fund                                55,556     $1,077,788
 Federated Kaufmann Fund                              12             69
 Fidelity Advisor Inflation Protected Bond Fund        4             45
 Longleaf Partners Fund                           18,744        580,506
 STI Classic Prime Quality Money Market Fund*  1,594,354      1,594,354
 T.  Rowe Price Capital Appreciation Fund         12,997        260,718
 T. Rowe Price Equity  Income  Fund               60,953      1,579,913
 T.  Rowe  Price  Growth Stock  Fund                 731         20,508
 T.  Rowe  Price  New  Horizons  Fund             25,724        816,480
 T.  Rowe Price U.S. Treasury Intermediate Fund  207,180      1,102,197
 Templeton Foreign Fund                            2,289         29,028
 Vanguard 500 Index Fund                             296         34,043
                                                              ---------
                                                              7,095,649
                                                              ---------
Lifestyle funds:
 Aggressive Option Fund:
    STI Classic  Small Equity  Cap  Fund*            883         16,219
    STI Classic  Investment Grade  Bond  Fund*       549          5,744
    STI Classic Capital Appreciation  Trust  Fund* 1,319         16,218
 Moderate Option Fund:
    STI  Classic  Small Equity    Cap  Fund*         559         10,256
    STI Classic Investment Grade Bond Fund*       13,310         13,720
    STI Classic Capital Appreciation Trust Fund*     834         10,255
 Conservative Option Fund:
     STI  Classic  Prime  Quality  Money  Market*  6,362          6,362
     STI  Classic  Small  Equity  Cap  Fund*         115          2,112
     STI  Classic  Investment  Grade  Bond  Fund*  1,013         10,608
    STI Classic Capital Appreciation Trust Fund*     172          2,112
                                                               --------
                                                                 93,606
                                                               --------
Common stock:
   Florida Rock Industries,  Inc. Common  Stock*  13,898        681,850
   Patriot Transportation Holding, Inc. Common
      Stock*                                       3,188        206,822
                                                               --------
                                                                888,672
                                                               --------

Participant loans (payable through May 2019
  bearing interest at rates between 5% and 9%)*        44       430,033
                                                               --------
       Total  investments                                    $8,507,960
                                                              =========

*Parties in interest

See accompanying report of independent registered public accounting firm.

                           SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed hereunto duly authorized.

                                THE ARUNDEL CORPORATION
                                PROFIT SHARING AND SAVINGS PLAN


                                    /s/ John D. Milton, Jr.
                               By:_______________________________________
                                   John D. Milton, Jr.
                                   Executive Vice President and
                                   Chief Financial Officer, Treasurer of
                                   Florida Rock Industries, Inc.
                                       (Principal Financial Officer)

Date:  June 29, 2006

                          Exhibit 23.1
    Consent of Independent Registered Public Accounting Firm



The Board of Directors of Florida Rock Industries, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-121007) on Form S-8 of Florida Rock Industries, Inc. of our report dated June 29, 2006, with respect to the statements of net assets available for benefits of The Arundel Corporation Profit Sharing and Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended, and all related financial statement schedules, which appear in this Form 11K of The Arundel Corporation Profit Sharing and Savings Plan.


KMPG LLP


Jacksonville, Florida
June 29, 2006
Certified Public Accountants